UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Loral Space & Communications Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
543881106

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 20, 2008

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Anguilla, British West Indies

	7	SOLE VOTING POWER:

NUMBER OF		2,327,563

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,327,563

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,327,563

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,615,308

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,615,308

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,615,308

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,120,249

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,120,249

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,630,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,630,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,630,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS II LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,596,626

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,596,626

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,596,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS IIA LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,022,473

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,022,473

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,022,473

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS II LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,619,099

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,619,099

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,619,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS III LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,549,950

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,549,950

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,549,950

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS III LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,549,950

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,549,950

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,549,950

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 11 of 22 Pages

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		18,414,707

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,414,707

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,414,707

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 12 of 22 Pages

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		18,429,707

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,429,707

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,429,707

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
SIGNATURES

Page 13 of 22 Pages
     This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 9, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3”), on March 21, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 and on July 17, 2008 by Amendment No. 8 to the Original 13D (“Amendment No. 8” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 8.

Page 14 of 22 Pages
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:
     The percentages set forth below are calculated based on the Issuer’s representation that there were 20,292,363 shares of Common Stock outstanding as of September 30, 2008. In all circumstances, the conversion or exchange of the convertible securities described herein and reported as being beneficially owned by certain of the Reporting Persons into shares of Common Stock will be subject to the Voting Limitation as further described in Item 4 to Amendment No. 5. All references in this Item 5(a) to “*” shall be references to such Voting Limitation.
     (a) (i) Master Account may be deemed the beneficial owner of 2,327,563 shares of Common Stock held for its own account (approximately 10.8%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock, (B) 165,770 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock and (C) 1,121,130 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock.
     (ii) Capital Partners (100) may be deemed the beneficial owner of 287,745 shares of Common Stock held for its own account (approximately 1.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 139,005 shares of Common Stock, (B) 19,180 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (C) 129,560 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iii) Advisors may be deemed the beneficial owner of 2,615,308 shares of Common Stock (approximately 12.0%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock held for the account of Master Account, (B) 165,770 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock, (C) 1,121,130 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock, (D) 139,005 shares of Common Stock held for the account of Capital Partners (100), (E) 19,180 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (F) 129,560 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iv) Institutional Partners may be deemed the beneficial owner of 2,120,249 shares of Common Stock held for its own account (approximately 10.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

Page 15 of 22 Pages
     (v) MHRA may be deemed the beneficial owner of 205,097 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vi) MHRM may be deemed the beneficial owner of 305,004 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vii) Institutional Advisors may be deemed the beneficial owner of 2,630,350 shares of Common Stock (approximately 13.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,120,249 shares of Common Stock held for the account of Institutional Partners, (B) 205,097 shares of Common Stock held for the account of MHRA and (C) 305,004 shares of Common Stock held for the account of MHRM.
     (viii) Institutional Partners II may be deemed the beneficial owner of 1,596,626 shares of Common Stock held for its own account (approximately 7.6%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock, (B) 82,230 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock and (C) 556,060 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock.
     (ix) Institutional Partners IIA may be deemed the beneficial owner of 4,022,473 shares of Common Stock held for its own account (approximately 18.4%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,414,383 shares of Common Stock, (B) 207,140 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (C) 1,400,950 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (x) Institutional Advisors II may be deemed the beneficial owner of 5,619,099 shares of Common Stock (approximately 24.9%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock held for the account of Institutional Partners II, (B) 82,230 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock, (C) 556,060 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock, (D) 2,414,383 shares of Common Stock held for the account of Institutional Partners IIA, (E) 207,140 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (F) 1,400,950 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (xi) Institutional Partners III may be deemed the beneficial owner of 7,549,950 shares of Common Stock held for its own account (approximately 27.1%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the

Page 16 of 22 Pages
Exchange Act). This number consists of (A) 972,460 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 6,577,490 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xii) Institutional Advisors III may be deemed the beneficial owner of 7,549,950 shares of Common Stock (approximately 27.1%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 972,460 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 6,577,490 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xiii) Fund Management may be deemed the beneficial owner of 18,414,707 shares of Common Stock (approximately 58.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (xiv) Dr. Rachesky may be deemed the beneficial owner of 18,429,707 shares of Common Stock (approximately 58.5%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III, and (b) 15,000 restricted shares of Common Stock, 2,500 of which vested on May 22, 2007, 5,000 of which vested on May 22, 2008, 2,500 of which will vest on May 20, 2009, 2,500 of which will vest on May 22, 2009 and 2,500 of which will vest on May 20, 2010.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,327,563 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,327,563 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 287,745 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 287,745 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,615,308 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,615,308 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

Page 17 of 22 Pages
     (iv) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.
     (v) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.
     (vi) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.
     (vii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.
     (viii) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,596,626 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,596,626 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
     (ix) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 4,022,473 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 4,022,473 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
     (x) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,619,099 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,619,099 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
     (xi) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 7,549,950 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 7,549,950 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
     (xii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 7,549,950 shares of Common Stock which may be deemed to be beneficially

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owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 7,549,950 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
     (xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 18,414,707 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 18,414,707 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
     (xiv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 18,429,707 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 18,429,707 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.
     (iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.
     (v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.
     (vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
     (vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the

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securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
     On October 20, 2008, MHR entered into a letter agreement with the Issuer, whereby MHR consented, pursuant to and in accordance with certain provisions of the Purchase Agreement and the Certificates of Designation relating to the Series A-1 Preferred Stock and Series B-1 Preferred Stock, to the execution by the Issuer of that certain parent guarantee agreement in favor of JPMorgan Chase Bank, N.A., as attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated October 22, 2008.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 22, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 21 of 22 Pages

MHR INSTITUTIONAL PARTNERS II LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 22 of 22 Pages

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact